FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

March 2, 2007

Item 3: News Release:

A news release dated and issued on March 2, 2007 was disseminated through Canada News Wire.

Item 4: Summary of Material Change:

Freegold Options Vinasale Gold Deposit, Alaska.

Item 5: Full Description of Material Change:

March 2, 2007, (Vancouver, BC) – Freegold Ventures Limited ("Freegold") announces that it has entered into a Mining Exploration Agreement with Option to Lease with Doyon Limited, an Alaskan Native Regional Corporation, to option Doyon’s 100% interest in the Vinasale Gold Property. The Vinasale project is located 16 miles south of McGrath in central Alaska and covers an area of approximately 128,000 acres.  Vinasale is located in a northeast trending belt of igneous intrusion-related deposits that include the 33 million oz Donlin Creek deposit and the operating Nixon Fork gold mine.

Significant gold mineralization was first discovered at Vinasale by Central Alaska Gold Company (CAGC) in 1990.  Subsequent drilling by CAGC and then joint venture partner Placer Dome established an initial gold resource of 614,000 oz (10.4 million tons @ 0.057 oz/ton).  While the gold mineralization was found to be refractory, metallurgical testing showed that 95% of the gold reported to the flotation concentrate, thereby considerably reducing the volume of material that would need to be processed in order to recover the gold.  The property was subsequently optioned by ASA-Montague in 1994 and additional soil sampling, followed by limited in-fill and expansion drilling was successful in further increasing the gold resource to 920,000 oz (18.04 million tons @ 0.051 opt) based on the 36 holes that had been drilled into the Central Zone.  (Note that these resource figures are historical in nature and are provided for informational purposes only.  They are not 43-101 compliant, and as such should not be relied upon.)  Previous wide-spaced drilling northeast and south of the known deposit indicates these areas may have potential for resource expansion while previous limited reconnaissance work has indicated that additional gold mineralization exists on the property outside the area known to contain resources.

The main objective of Freegold’s program will be to expand the current resources and test other areas on the property that may have the potential to host additional resources. Initial programs will include geological mapping, sampling and geophysical surveys.  Freegold will also be collecting new samples for further metallurgical testing.  This test work will be conducted under the supervision of Freegold’s new VP of Project Development, Jeff Woods, who has considerable experience in the metallurgical testing of refractory deposits and in the design, construction and operation of numerous refractory processing plants.

Exploration/Lease Agreement with Doyon Limited.

Under the Exploration Agreement, Freegold must make cash payments of US$320,000 (US$50,000 first year) over five years, make annual scholarship donations of US$10,000, and make exploration expenditures totaling US$4,750,000 (US$300,000 first year). Freegold may at its option enter into a one year extension by making an additional cash payment of US$100,000 and incurring an additional US $1,500,000 in exploration expenditures. In the event the property is reduced by 50% or more the additional exploration expenditures shall be reduced to US $1,000,000.

Freegold may enter into one or more Mining Leases with Doyon on lands on which it has expended at least US$600,000, carried out at least 10,000 feet of core drilling, and submitted a pre-feasibility study.  Freegold will be required to make advance royalty payments and continue to conduct minimum exploration expenditures on leased lands until such time as a Board approved positive feasibility study has been delivered.  Advance royalty payments shall be US $100,000 per year during the initial five-year period, increasing to US$250,000 per year thereafter.  The minimum mandatory exploration expenditures shall be equal to the greater of US$25/acre or US$250,000 for each of the first five years, and US$50/acre or US$500,000 in subsequent years.  Upon submission of a Board approved feasibility study Doyon will have the right, for a period of 180 days, to acquire a minimum 5%, and a maximum 10% participating interest in Freegold’s interest.  Within 60 days of Doyon electing to participate, Doyon shall contribute to a joint venture an amount equal to 2.25 times Doyon’s proportionate share of Freegold’s cumulative expenditures on the leased area after the Effective Date of the Lease.  Following the expenditure of such funds, each party will be required to contribute its pro rata share of further expenditures.

Upon commencement of commercial production, Freegold must pay Doyon a royalty on the production of precious metals equal to the greater of a 2 % net smelter return (NSR) or a 10% net profits interest (NPI).  Once payback has been achieved the royalty shall increase to the greater of a 4 % NSR or a 20 % NPI. Royalties on base metals production shall be the greater of a 1 % NSR or a 10% NPI pre-payback and the greater of a 3 % NSR or a 20 % NPI post-payback.  For each lease agreement, Freegold will make ongoing scholarship payments of US$25,000 per year, which shall increase to US$50,000 per year upon the commencement of commercial production.

The Qualified Person for this release is Michael P. Gross, M.S., P. Geo., VP Exploration, Freegold Ventures Limited.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 2nd day of March, 2007.